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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)

                               ----------------

                          PRISM FINANCIAL CORPORATION
                           (Name of Subject Company)

                          PRISM FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                               ----------------

                                  74264 Q 10 8
                     (CUSIP Number of Class of Securities)

                               ----------------

                                 Mark A. Filler
                     President and Chief Executive Officer
                          Prism Financial Corporation
                               440 North Orleans
                            Chicago, Illinois 60610
                           Telephone: (312) 494-0020
      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).

                               ----------------

                                With a copy to:

                               Rodd M. Schreiber
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                             333 West Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

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   Prism Financial Corporation, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission on March 22, 2000, relating to the tender offer (the "Offer") by Prism Acquisition Subsidiary, Inc., a Delaware corporation and a wholly owned, indirect subsidiary of Royal Bank of Canada, a Canadian commercial bank, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, of the Company, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of January
27, 2000, between the Company and LaSalle Bank National Association, as Rights Agent. This Amendment No. 1 to the Schedule 14D-9 is being filed solely for the purpose of filing the exhibits to the Schedule 14D-9, portions of which exhibits were inadvertently omitted from the March 22, 2000 filing of the
Schedule 14D-9 because of a technical error that caused certain exhibit material submitted with the March 22 filing not to be accepted by the Commission's EDGAR system.

Item 9. Exhibits.

     Exhibit No.                        Description
     -----------                        -----------
     1           Merger Agreement, dated March 10, 2000 by and among
                 Prism Financial Corporation, Royal Bank of Canada and
                 Rainbow Acquisition Subsidiary, Inc.

     2 Stockholders' Agreement, dated as of March 10, 2000, by and among Royal Bank of Canada, Rainbow Acquisition
                 Subsidiary, Inc. and the stockholders of Prism Financial
                 Corporation listed on Schedule I thereto

     3 Confidentiality Agreement, dated as of January 31, 2000, between Prism Financial Corporation and Royal Bank of
                 Canada

     4           Letter to Stockholders from Richard L. Wellek, dated
                 March 22, 2000

     5           Joint Press Releases issued by Prism Financial
                 Corporation and Royal Bank of Canada on March 14 and
                 March 10, 2000

     6           Opinion of Friedman, Billings, Ramsey & Co., Inc., dated
                 March 10, 2000

     7           Article Sixth of the Amended and Restated Certificate of
                 Incorporation of Prism Financial Corporation

     8 Article Seventh of the Amended and Restated Certificate of Incorporation of Prism Financial Corporation

     9 Article VIII of the Second Amended and Restated Bylaws of Prism Financial Corporation

     10          Employment Agreement of Mark A. Filler

     11          Employment Agreement of David A. Fisher

     12          Employment Agreement of Eric A. Gurry

     13          Stock Option Agreement of Mark A. Filler

     14          Stock Option Agreement of Richard L. Wellek

     15          Restricted Stock Agreement of Richard L Wellek

     16          1999 Omnibus Stock Incentive Plan

     17          2000 Stock Option Plan

     18          Registration Rights Agreement

     19          Rights Agreement, dated as of January 27, 2000, between
                 Prism Financial Corporation and LaSalle Bank National
                 Association, as Rights Agent

     20          First Amendment to Rights Agreement, dated as of March
                 10, 2000, between Prism Financial Corporation and
                 LaSalle Bank National Association, as Rights Agent

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Mark A. Filler
                                          -------------------------------------
                                          Name: Mark A. Filler
                                          Title: President and Chief Executive
                                           Officer

Date: March 27, 2000

                                 Exhibit Index

     Exhibit No.                        Description
     -----------                        -----------
     1           Merger Agreement, dated March 10, 2000 by and among
                 Prism Financial Corporation, Royal Bank of Canada and
                 Rainbow Acquisition Subsidiary, Inc.

     2 Stockholders' Agreement, dated as of March 10, 2000, by and among Royal Bank of Canada, Rainbow Acquisition
                 Subsidiary, Inc. and the stockholders of Prism Financial
                 Corporation listed on Schedule I thereto

     3 Confidentiality Agreement, dated as of January 31, 2000, between Prism Financial Corporation and Royal Bank of
                 Canada

     4           Letter to Stockholders from Richard L. Wellek, dated
                 March 22, 2000

     5           Joint Press Releases issued by Prism Financial
                 Corporation and Royal Bank of Canada on March 14 and
                 March 10, 2000

     6           Opinion of Friedman, Billings, Ramsey & Co., Inc., dated
                 March 10, 2000

     7           Article Sixth of the Amended and Restated Certificate of
                 Incorporation of Prism Financial Corporation

     8 Article Seventh of the Amended and Restated Certificate of Incorporation of Prism Financial Corporation

     9 Article VIII of the Second Amended and Restated Bylaws of Prism Financial Corporation

     10          Employment Agreement of Mark A. Filler

     11          Employment Agreement of David A. Fisher

     12          Employment Agreement of Eric A. Gurry

     13          Stock Option Agreement of Mark A. Filler

     14          Stock Option Agreement of Richard L. Wellek

     15          Restricted Stock Agreement of Richard L Wellek

     16          1999 Omnibus Stock Incentive Plan

     17          2000 Stock Option Plan

     18          Registration Rights Agreement

     19          Rights Agreement, dated as of January 27, 2000, between
                 Prism Financial Corporation and LaSalle Bank National
                 Association, as Rights Agent

     20          First Amendment to Rights Agreement, dated as of March
                 10, 2000, between Prism Financial Corporation and
                 LaSalle Bank National Association, as Rights Agent